Form N-SAR,
Sub-Item 77Q1(a)
Copies of any material amendments
to the registrants charter
Nuveen Multi-Strategy Income and Growth Fund formerly known as Nuveen Preferred and Convertible
Income Fund
333- 102903
811-21293


On May 7, 2007, The Board of Trustees of the above referenced fund approved an amendment to the Declaration of Trust of the fund. Such Amendment was filed with the Commonwealth of
Massachusetts and is attached hereto as Exhibit A.

In addition, on June 1, 2007, a new sub-advisory agreement was entered into between the adviser, Nuveen Asset Management, and Tradewinds Global Investors, LLC. Such Agreement is attached as Exhibit B.

On June 1, 2007, an amended sub-advisory agreement was entered into between the adviser, Nuveen Asset Management, and Symphony Asset Management LLC. Such Agreement is attached as Exhibit C.